MANAGEMENT'S DISCUSSION AND ANALYSIS

CN | 2023 Quarterly Review – Second Quarter 27

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled 2023 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth in the long term
•Long-term growth opportunities being less affected by current economic conditions
•No material disruption of CN’s operations or of the economy’s supply chains as a result of pandemics or geopolitical conflicts and tensions

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2022 Annual MD&A for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not part of this MD&A.

28 CN | 2023 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Introduction

This Management's Discussion and Analysis (MD&A), dated July 25, 2023, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's June 30, 2023 Interim Consolidated Financial Statements. It should also be read in conjunction with the Company's 2022 Annual Consolidated Financial Statements, and the 2022 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2022 Annual Information Form and Form 40-F, may be found online on SEDAR+ at www.sedarplus.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

2023 Second quarter highlights

Second quarter 2023 compared to second quarter 2022
Financial results
•Revenues of $4,057 million, a decrease of $287 million, or 7%.
•Operating income of $1,600 million, a decrease of $169 million, or 10%.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 60.6%, an increase of 1.3-points, or an increase of 1.6-points on an adjusted basis. (1)(2)
•Diluted earnings per share (EPS) of $1.76, a decrease of 8%, or a decrease of 9% compared to second quarter 2022 adjusted EPS. (1)(2)
•Free cash flow for the second quarter of 2023 was $1,100 million, an increase of $103 million, or 10%. (1)(3)
•Free cash flow for the first half of 2023 was $1,693 million, an increase of $125 million, or 8%. (1)(3)

Operating performance
•Injury frequency rate of 1.00 (per 200,000 person hours), an improvement of 17% and accident rate of 1.91 (per million train miles), a deterioration of 5%. (4)
•Through dwell of 6.8 (entire railroad, hours), an improvement of 6%.
•Car velocity of 216 (car miles per day), an improvement of 3%.
•Through network train speed of 19.9 (mph), an improvement of 3%.
•Fuel efficiency of 0.888 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), 6% less efficient.
•Train length of 7,934 (feet), a decrease of 6%.
•Revenue ton miles (RTMs) of 55,877 (million), a decrease of 8%.

(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Adjusted performance measures for an explanation and reconciliation of these non-GAAP measures.
(3)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation and reconciliation of this non-GAAP measure.
(4)Based on Federal Railroad Administration (FRA) reporting criteria.

CN | 2023 Quarterly Review – Second Quarter 29

MANAGEMENT'S DISCUSSION AND ANALYSIS
Canadian regulatory update
On June 22, 2023, Bill C-47 an Act to implement certain provisions of the budget tabled in Parliament on March 28, 2023, received Royal Assent and the proposed amendments to the Canada Transportation Act were adopted. These amendments provide for the extension of the interswitching limits located in the Prairie provinces from 30 km to 160 km. This extension will be in force for a trial period of 18 months. The Canadian Transportation Agency must, within 90 days of the coming into force of these new provisions, determine the interswitching rate per car to be charged. This rate will apply to all commodities moving under interswitching rules from that date. No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Labor workforce and negotiations
As at June 30, 2023, CN employed a total of 18,308 employees in Canada, of which 13,482, or 74%, were unionized employees, and 6,870 employees in the U.S., of which 5,806, or 85%, were unionized employees.

On May 1, 2023, the collective agreement with Unifor was ratified by its members, renewing the collective agreement for a two-year term expiring on December 31, 2024. Unifor represents approximately 3,000 Canadian employees working in various departments such as Mechanical, Intermodal, Facility Management, and in clerical positions.

On May 26, 2023, the collective agreement with Teamsters Canada Rail Conference (TCRC) was ratified by its members, renewing the collective agreement for a one-year term expiring on December 31, 2023. TCRC represents approximately 6,000 Canadian employees working as Locomotive Engineers, Yard Coordinators and Yard Conductors on our mainline, short lines and yards.

2023 Business outlook and assumptions

The Company continues to assume negative North American industrial production in 2023. For the 2022/2023 crop year, the grain crop in Canada was above its three-year average (or in line when excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop was in line with its three-year average. The Company now assumes that the 2023/2024 grain crop in Canada will be below its three-year average (excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop will be above its three-year average (compared to the April 24, 2023 assumption that the 2023/2024 grain crops in Canada and the U.S. will be in line with their respective three-year averages (excluding the significantly lower 2021/2022 crop year in Canada)). Additionally, CN now also assumes that in 2023 there will be no further significant impact from Canadian wildfires.

In 2023, the Company will continue to invest in its capital program to improve the safety, efficiency and integrity of its network. These investments will enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities as required.

The forward-looking statements discussed in this 2023 Business outlook and assumptions section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

30 CN | 2023 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Financial highlights

The following table lists key measures of the Company's financial performance and liquidity for the three and six months ended June 30, 2023 and 2022 and financial position measures as at June 30, 2023 and December 31, 2022:

	Three months ended June 30				Six months ended June 30
In millions, except percentages and per share data	2023	2022		% Change Fav (Unfav)	2023	2022		% Change Fav (Unfav)
Financial performance and liquidity
Revenues	$4,057	$4,344		(7%)	$8,370	$8,052		4%
Operating income	$1,600	$1,769		(10%)	$3,262	$2,996		9%
Adjusted operating income (1)(2)	$1,600	$1,781		(10%)	$3,262	$3,018		8%
Net income	$1,167	$1,325		(12%)	$2,387	$2,243		6%
Adjusted net income (1)(2)	$1,167	$1,334		(13%)	$2,387	$2,259		6%
Basic earnings per share	$1.76	$1.92		(8%)	$3.59	$3.23		11%
Diluted earnings per share	$1.76	$1.92		(8%)	$3.58	$3.22		11%
Adjusted diluted earnings per share (1)(2)	$1.76	$1.93		(9%)	$3.58	$3.25		10%
Dividends per share	$0.7900	$0.7325		8%	$1.5800	$1.4650		8%
Operating ratio (3)	60.6%	59.3%	(1.3)	pts	61.0%	62.8%	1.8	pts
Adjusted operating ratio (1)(2)	60.6%	59.0%	(1.6)	pts	61.0%	62.5%	1.5	pts
Net cash provided by operating activities	$1,985	$1,713		16%	$3,040	$2,283		33%
Net cash used in investing activities	$885	$716		(24%)	$1,347	$817		(65%)
Free cash flow (1)(4)	$1,100	$997		10%	$1,693	$1,568		8%
In millions, except percentages					As at June 30, 2023	As at December 31, 2022		% Change Fav (Unfav)
Financial position
Total assets					$50,876	$50,662		—%
Total long-term liabilities (5)					$26,977	$25,436		(6%)
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(3)Operating ratio is defined as operating expenses as a percentage of revenues.
(4)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.
(5)Total long-term liabilities is the difference between Total liabilities and Total current liabilities.

CN | 2023 Quarterly Review – Second Quarter 31

MANAGEMENT'S DISCUSSION AND ANALYSIS
Financial results

Second quarter and first half of 2023 compared to corresponding periods in 2022
Revenues for the second quarter of 2023 were $4,057 million compared to $4,344 million for the same period in 2022, a decrease of $287 million, or 7%. The decrease in the second quarter was mainly due to lower volumes of intermodal, crude oil, U.S. grain exports and forest products, primarily as a result of lower demand for freight services to move consumer goods and customer outages caused by Canadian wildfires, lower ancillary services including container storage and lower fuel surcharge revenues as a result of lower fuel prices; partly offset by freight rate increases, the positive translation impact of a weaker Canadian dollar and higher export volumes of Canadian grain.

Revenues for the first half of 2023 were $8,370 million compared to $8,052 million for the same period in 2022, an increase of $318 million, or 4%. The increase in the first half was mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar, higher export volumes of Canadian grain and higher fuel surcharge revenues as a result of higher fuel prices; partly offset by lower ancillary services including container storage and lower volumes of intermodal, U.S. grain exports, crude oil and forest products, primarily as a result of lower demand for freight services to move consumer goods and customer outages caused by Canadian wildfires.

Operating expenses for the second quarter of 2023 were $2,457 million compared to $2,575 million for the same period in 2022, a decrease of $118 million, or 5%. Operating expenses for the first half of 2023 were $5,108 million compared to $5,056 million for the same period in 2022, an increase of $52 million, or 1%. The decrease of $118 million, or 5%, in the second quarter was mainly due to lower fuel prices; partly offset by higher labor and fringe benefits expense mainly driven by higher average headcount and general wage increases and the negative translation impact of a weaker Canadian dollar. The increase of $52 million, or 1%, in the first half of 2023 was mainly due to the negative translation impact of a weaker Canadian dollar, higher labor and fringe benefits expense mainly driven by higher average headcount and general wage increases, higher purchased services and material expense; partly offset by lower fuel prices.

Operating income for the second quarter of 2023 decreased by $169 million, or 10%, to $1,600 million when compared to the same period in 2022. Operating income for the first half of 2023 increased by $266 million, or 9%, to $3,262 million when compared to the same period in 2022. The operating ratio, defined as operating expenses as a percentage of revenues, was 60.6% in the second quarter of 2023 compared to 59.3% in the second quarter of 2022, a 1.3-point increase. The operating ratio for the first half of 2023 was 61.0% compared to 62.8% in 2022, a 1.8-point improvement.

Net income for the second quarter of 2023 was $1,167 million, a decrease of $158 million, or 12%, and diluted earnings per share decreased by 8% to $1.76, when compared to the same period in 2022. Net income for the first half of 2023 was $2,387 million, an increase of $144 million, or 6%, and diluted earnings per share increased by 11% to $3.58, when compared to the same period in 2022.

32 CN | 2023 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating highlights

The following table lists key measures of the Company's operating performance, for the purpose of measuring the efficiency and effectiveness of train operations, for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30			Six months ended June 30
	2023	2022	% Change Fav (Unfav)	2023	2022	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	109,693	120,742	(9%)	225,135	231,808	(3%)
Train weight (tons) (2)	9,062	9,512	(5%)	9,099	9,478	(4%)
Train length (feet) (3)	7,934	8,427	(6%)	7,843	8,320	(6%)
Through network train speed (miles per hour) (4)	19.9	19.3	3%	20.0	18.0	11%
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.888	0.838	(6%)	0.895	0.873	(3%)
Through dwell (entire railroad, hours) (6)	6.8	7.2	6%	6.9	8.1	15%
Car velocity (car miles per day) (7)	216	209	3%	213	185	15%
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation.

The Company’s focus on scheduled railroading has resulted in year-over-year improvements in car velocity, train speed and through dwell. However, GTMs were negatively impacted in the second quarter and first half of 2023 mainly due to lower demand for freight services to move consumer goods and customer outages caused by Canadian wildfires. In addition, fuel efficiency was negatively impacted in the second quarter mainly due to reduced train lengths as well as the impact of operational disruptions related to the Canadian wildfires.

CN | 2023 Quarterly Review – Second Quarter 33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.

Adjusted performance measures

Adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of tax law changes and rate enactments.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and six months ended June 30, 2023, the Company's net income was $1,167 million, or $1.76 per diluted share, and $2,387 million, or $3.58 per diluted share, respectively. There were no adjustments in the second quarter and the first half of 2023.

For the three and six months ended June 30, 2022, the Company's adjusted net income was $1,334 million, or $1.93 per diluted share, and $2,259 million, or $3.25 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2022 exclude advisory fees related to shareholder matters of $12 million, or $9 million after-tax ($0.01 per diluted share), and $22 million, or $16 million after-tax ($0.03 per diluted share), respectively, recorded in Casualty and other within the Consolidated Statements of Income.

34 CN | 2023 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and six months ended June 30, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2023	2022	2023	2022
Net income	$1,167	$1,325	$2,387	$2,243
Adjustments:
Advisory fees related to shareholder matters	—	12	—	22
Tax effect of adjustments (1)	—	(3)	—	(6)
Total adjustments	—	9	—	16
Adjusted net income	$1,167	$1,334	$2,387	$2,259
Diluted earnings per share	$1.76	$1.92	$3.58	$3.22
Impact of adjustments, per share	—	0.01	—	0.03
Adjusted diluted earnings per share	$1.76	$1.93	$3.58	$3.25
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and six months ended June 30, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except percentages	2023	2022	2023	2022
Operating income	$1,600	$1,769	$3,262	$2,996
Adjustment:
Advisory fees related to shareholder matters	—	12	—	22
Total adjustment	—	12	—	22
Adjusted operating income	$1,600	$1,781	$3,262	$3,018

Operating expenses	$2,457	$2,575	$5,108	$5,056
Total adjustment	—	(12)	—	(22)
Adjusted operating expenses	$2,457	$2,563	$5,108	$5,034

Operating ratio	60.6%	59.3%	61.0%	62.8%
Impact of adjustment	—%	(0.3)%	—%	(0.3)%
Adjusted operating ratio	60.6%	59.0%	61.0%	62.5%

CN | 2023 Quarterly Review – Second Quarter 35

MANAGEMENT'S DISCUSSION AND ANALYSIS
Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.34 and $1.35 per US$1.00 for the three and six months ended June 30, 2023, respectively, and $1.28 and $1.27 per US$1.00 for the three and six months ended June 30, 2022, respectively. On a constant currency basis, the Company's net income for the three and six months ended June 30, 2023 would have been lower by $34 million ($0.05 per diluted share) and $76 million ($0.11 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and six months ended June 30, 2023:

	Three months ended June 30				Six months ended June 30
In millions, except per share data	2023	Constant currency impact	2022	% Change at constant currency Fav (Unfav)	2023	Constant currency impact	2022	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$748	$(23)	$829	(13%)	$1,576	$(56)	$1,585	(4%)
Metals and minerals	497	(19)	466	3%	1,026	(47)	872	12%
Forest products	480	(18)	513	(10%)	991	(43)	939	1%
Coal	263	(5)	249	4%	526	(11)	444	16%
Grain and fertilizers	688	(19)	604	11%	1,549	(46)	1,208	24%
Intermodal	983	(17)	1,326	(27%)	1,995	(38)	2,382	(18%)
Automotive	235	(8)	208	9%	450	(19)	373	16%
Total freight revenues	3,894	(109)	4,195	(10%)	8,113	(260)	7,803	1%
Other revenues	163	(6)	149	5%	257	(9)	249	—%
Total revenues	4,057	(115)	4,344	(9%)	8,370	(269)	8,052	1%
Operating expenses
Labor and fringe benefits	747	(13)	681	(8%)	1,559	(33)	1,434	(6%)
Purchased services and material	571	(10)	557	(1%)	1,164	(23)	1,095	(4%)
Fuel	485	(23)	672	31%	1,042	(55)	1,197	18%
Depreciation and amortization	449	(9)	423	(4%)	897	(20)	843	(4%)
Equipment rents	83	(3)	87	8%	173	(8)	182	9%
Casualty and other	122	(4)	155	24%	273	(11)	305	14%
Total operating expenses	2,457	(62)	2,575	7%	5,108	(150)	5,056	2%
Operating income	1,600	(53)	1,769	(13%)	3,262	(119)	2,996	5%
Interest expense	(173)	8	(128)	(29%)	(338)	18	(254)	(26%)
Other components of net periodic benefit income	120	—	124	(3%)	239	—	249	(4%)
Other income (loss)	1	—	(10)	110%	2	—	(24)	108%
Income before income taxes	1,548	(45)	1,755	(14%)	3,165	(101)	2,967	3%
Income tax expense	(381)	11	(430)	14%	(778)	25	(724)	(4%)
Net income	$1,167	$(34)	$1,325	(14%)	$2,387	$(76)	$2,243	3%
Diluted earnings per share	$1.76	$(0.05)	$1.92	(11%)	$3.58	$(0.11)	$3.22	8%

36 CN | 2023 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues

The following table provides the components of total revenues and freight revenues, as well as other key operating measures, for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30				Six months ended June 30
In millions, unless otherwise indicated	2023	2022	% Change	% Change at constant currency (1)	2023	2022	% Change	% Change at constant currency (1)
Freight revenues	$3,894	$4,195	(7%)	(10%)	$8,113	$7,803	4%	1%
Other revenues	163	149	9%	5%	257	249	3%	—%
Total revenues	$4,057	$4,344	(7%)	(9%)	$8,370	$8,052	4%	1%
Freight revenues
Petroleum and chemicals	$748	$829	(10%)	(13%)	$1,576	$1,585	(1%)	(4%)
Metals and minerals	497	466	7%	3%	1,026	872	18%	12%
Forest products	480	513	(6%)	(10%)	991	939	6%	1%
Coal	263	249	6%	4%	526	444	18%	16%
Grain and fertilizers	688	604	14%	11%	1,549	1,208	28%	24%
Intermodal	983	1,326	(26%)	(27%)	1,995	2,382	(16%)	(18%)
Automotive	235	208	13%	9%	450	373	21%	16%
Total freight revenues	$3,894	$4,195	(7%)	(10%)	$8,113	$7,803	4%	1%

Revenue ton miles (RTMs) (millions) (2)	55,877	60,551	(8%)	(8%)	115,838	117,105	(1%)	(1%)
Freight revenue/RTM (cents) (3)	6.97	6.93	1%	(2%)	7.00	6.66	5%	2%
Carloads (thousands)	1,369	1,474	(7%)	(7%)	2,722	2,820	(3%)	(3%)
Freight revenue/carload ($)	2,844	2,846	—%	(3%)	2,981	2,767	8%	4%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Constant currency for an explanation of this non-GAAP measure.
(2)RTMs is a measure of volumes and is calculated by multiplying the weight in tons of the shipment lading being transported by the number of miles that the shipment is transported on company lines.
(3)Freight revenue per RTM is an indicator of yield and represents revenue earned for transporting one ton of freight over a distance of one mile.

Revenues for the quarter ended June 30, 2023 were $4,057 million compared to $4,344 million for the same period in 2022, a decrease of $287 million, or 7%, mainly due to:
•lower RTMs of 8% mainly due to lower volumes of intermodal, crude oil, U.S. grain exports and forest products, primarily as a result of lower demand for freight services to move consumer goods and customer outages caused by Canadian wildfires; partly offset by higher export volumes of Canadian grain;
•partly offset by higher Freight revenue per RTM of 1% mainly due to a significant decrease in the average length of haul primarily as a result of lower intermodal and crude oil volumes, freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower ancillary services including container storage and lower fuel surcharge revenues as a result of lower fuel prices.

Revenues for the first half of 2023 were $8,370 million compared to $8,052 million for the same period in 2022, an increase of $318 million, or 4%, mainly due to:
•higher Freight revenue per RTM of 5% mainly due to a decrease in the average length of haul, freight rate increases, the positive translation impact of a weaker Canadian dollar and higher fuel surcharge revenues as a result of higher fuel prices; partly offset by lower ancillary services including container storage;
•partly offset by lower RTMs of 1% mainly due to lower volumes of intermodal, U.S. grain exports, crude oil and forest products, primarily as a result of lower demand for freight services to move consumer goods and customer outages caused by Canadian wildfires; partly offset by higher export volumes of Canadian grain.

Fuel surcharge revenues decreased by $140 million in the second quarter of 2023 when compared to the same period in 2022, mainly due to lower fuel prices and lower volumes; partly offset by the positive translation impact of a weaker Canadian dollar. Fuel surcharge revenues increased by $119 million in the first half of 2023 when compared to the same period in 2022, mainly due to higher fuel prices and the positive translation impact of a weaker Canadian dollar; partly offset by lower volumes.

CN | 2023 Quarterly Review – Second Quarter 37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Petroleum and chemicals

	Three months ended June 30				Six months ended June 30
	2023	2022	% Change	% Change at constant currency	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$748	$829	(10%)	(13%)	$1,576	$1,585	(1%)	(4%)
RTMs (millions)	10,426	12,330	(15%)	(15%)	21,445	23,889	(10%)	(10%)
Revenue/RTM (cents)	7.17	6.72	7%	3%	7.35	6.63	11%	7%
Carloads (thousands)	151	162	(7%)	(7%)	312	321	(3%)	(3%)

Petroleum and chemicals revenues decreased by $81 million, or 10%, in the second quarter of 2023 when compared to the same period in 2022. The decrease was mainly due to:
•lower RTMs of 15%, mainly due to lower volumes of crude oil and chemicals and plastics mainly due to lower industrial production;
•partly offset by higher Revenue per RTM of 7%, mainly due to a decrease in the average length of haul, freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower fuel surcharge revenues.

Petroleum and chemicals revenues decreased by $9 million, or 1%, in the first half of 2023 when compared to the same period in 2022. The decrease was mainly due to:
•lower RTMs of 10%, mainly due to lower volumes of crude oil and lower volumes of chemicals and plastics mainly due to lower industrial production;
•partly offset by higher Revenue per RTM of 11%, mainly due to a decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar, freight rate increases and higher fuel surcharge revenues.

RTMs decreased more than Carloads in the second quarter and first half of 2023, when compared to the same periods in 2022, mainly due to lower shipments of crude oil, which has a longer length of haul.

Metals and minerals

	Three months ended June 30				Six months ended June 30
	2023	2022	% Change	% Change at constant currency	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$497	$466	7%	3%	$1,026	$872	18%	12%
RTMs (millions)	6,740	7,149	(6%)	(6%)	13,828	13,412	3%	3%
Revenue/RTM (cents)	7.37	6.52	13%	9%	7.42	6.50	14%	9%
Carloads (thousands)	248	236	5%	5%	485	445	9%	9%

Metals and minerals revenues increased by $31 million, or 7%, in the second quarter of 2023 when compared to the same period in 2022. The increase was mainly due to:
•higher Revenue per RTM of 13% mainly due to decrease in the average length of haul, freight rate increases and the positive translation impact of a weaker Canadian dollar, partly offset by lower fuel surcharge revenues;
•partly offset by lower RTMs of 6% mainly due to lower volumes of steel products and export volumes of iron ore and frac sand.

Metals and minerals revenues increased by $154 million, or 18%, in the first half of 2023 when compared to the same period in 2022. The increase was mainly due to:
•higher Revenue per RTM of 14% mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases and higher fuel surcharge revenues; and
•higher RTMs of 3% mainly due to higher volumes of frac sand, iron ore, non-ferrous metals and raw materials.

RTMs decreased while Carloads increased in the second quarter of 2023, when compared to the same period in 2022, mainly due to higher iron ore shipments, which has a lower length of haul. RTMs increased less than Carloads in the first half of 2023, when compared to the same period in 2022, mainly due to more revenue generating moves of empty customer-owned cars.

38 CN | 2023 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forest products

	Three months ended June 30				Six months ended June 30
	2023	2022	% Change	% Change at constant currency	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$480	$513	(6%)	(10%)	$991	$939	6%	1%
RTMs (millions)	5,754	6,650	(13%)	(13%)	11,810	12,469	(5%)	(5%)
Revenue/RTM (cents)	8.34	7.71	8%	4%	8.39	7.53	11%	7%
Carloads (thousands)	77	86	(10%)	(10%)	158	164	(4%)	(4%)

Forest products revenues decreased by $33 million, or 6%, in the second quarter of 2023 when compared to the same period in 2022. The decrease was mainly due to:
•lower RTMs of 13% mainly due to lower demand for forest products and the negative impact of Canadian wildfires on customer supply chains;
•partly offset by higher Revenue per RTM of 8% mainly due to freight rate increase, the positive translation impact of a weaker Canadian dollar and a decrease in the average length of haul; partly offset by lower fuel surcharge revenues.

Forest products revenues increased by $52 million, or 6%, in the first half of 2023 when compared to the same period in 2022. The increase was mainly due to:
•higher Revenue per RTM of 11% mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases and increased fuel surcharge revenues;
•partly offset by lower RTMs of 5% mainly due to lower demand for forest products and the negative impact of Canadian wildfires on customer supply chains.

Coal

	Three months ended June 30				Six months ended June 30
	2023	2022	% Change	% Change at constant currency	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$263	$249	6%	4%	$526	$444	18%	16%
RTMs (millions)	5,965	6,127	(3%)	(3%)	11,813	11,495	3%	3%
Revenue/RTM (cents)	4.41	4.06	9%	7%	4.45	3.86	15%	13%
Carloads (thousands)	132	129	2%	2%	262	247	6%	6%

Coal revenues increased by $14 million, or 6%, in the second quarter of 2023 when compared to the same period in 2022. The increase was mainly due to:
•higher Revenue per RTM of 9% mainly due to freight rate increases, a decrease in the average length of haul and the positive translation impact of a weaker Canadian dollar, partly offset by lower fuel surcharge revenues;
•partly offset by lower RTMs of 3% mainly due to lower Canadian coal shipments and reduced U.S. coal export volumes; partly offset by higher shipments of U.S. domestic coal.

Coal revenues increased by $82 million, or 18% in the first half of 2023 when compared to the same period in 2022. The increase was mainly due to:
•higher Revenue per RTM of 15% mainly due to freight rate increases, higher fuel surcharge revenues, the positive translation impact of a weaker Canadian dollar and a decrease in the average length of haul; and
•higher RTMs of 3% mainly due to higher Canadian export volumes of thermal coal via west coast ports and higher volumes of U.S. domestic coal; partly offset by lower U.S. thermal coal export volumes.

RTMs decreased while Carloads increased in the second quarter of 2023, when compared to the same period in 2022, mainly due to lower U.S. coal export shipments, which has a longer length of haul and higher shipments of U.S. domestic coal, which has a shorter length of haul. RTMs increased less than Carloads in the first half of 2023, when compared to the same period in 2022, mainly due to lower U.S. coal export shipments, which has a longer length of haul and higher shipments of U.S. domestic coal, which has a shorter length of haul; partly offset by higher Canadian coal export shipments, which has a longer length of haul.

CN | 2023 Quarterly Review – Second Quarter 39

MANAGEMENT'S DISCUSSION AND ANALYSIS
Grain and fertilizers

	Three months ended June 30				Six months ended June 30
	2023	2022	% Change	% Change at constant currency	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$688	$604	14%	11%	$1,549	$1,208	28%	24%
RTMs (millions)	13,592	12,453	9%	9%	30,610	25,804	19%	19%
Revenue/RTM (cents)	5.06	4.85	4%	1%	5.06	4.68	8%	5%
Carloads (thousands)	152	142	7%	7%	330	287	15%	15%

Grain and fertilizers revenues increased by $84 million, or 14%, in the second quarter of 2023 when compared to the same period in 2022. The increase was mainly due to:
•higher RTMs of 9% mainly due to higher volumes of Canadian grain, partly offset by reduced U.S. grain shipments; and
•higher Revenue per RTM of 4% mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar, partly offset by lower fuel surcharge revenues.

Grain and fertilizers revenues increased by $341 million, or 28%, in the first half of 2023 when compared to the same period in 2022. The increase was mainly due to:
•higher RTMs of 19% mainly due to higher volumes of Canadian grain, partly offset by reduced U.S. grain shipments; and
•higher Revenue per RTM of 8% mainly due to freight rate increases, the positive translation of a weaker Canadian dollar and higher fuel surcharge revenues, partly offset by an increase in the average length of haul.

RTMs increased more than Carloads in the first half of 2023, when compared to the same period in 2022, mainly due to higher Canadian grain export shipments, which has a longer length of haul.

Intermodal

	Three months ended June 30				Six months ended June 30
	2023	2022	% Change	% Change at constant currency	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$983	$1,326	(26%)	(27%)	$1,995	$2,382	(16%)	(18%)
RTMs (millions)	12,611	15,070	(16%)	(16%)	24,870	28,626	(13%)	(13%)
Revenue/RTM (cents)	7.79	8.80	(11%)	(13%)	8.02	8.32	(4%)	(5%)
Carloads (thousands)	550	664	(17%)	(17%)	1,062	1,253	(15%)	(15%)

Intermodal revenues decreased by $343 million, or 26%, in the second quarter of 2023 when compared to the same period in 2022. The decrease was mainly due to:
•lower RTMs of 16% mainly due to decreased shipments in both international and domestic segments mainly due to lower imports of consumer goods; and
•lower Revenue per RTM of 11% mainly due to lower ancillary services including container storage compared to significantly higher ancillary services in 2022 resulting from customer supply chain challenges and lower fuel surcharge revenues, partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Intermodal revenues decreased by $387 million, or 16%, in the first half of 2023 when compared to the same periods in 2022. The decrease was mainly due to:
•lower RTMs of 13% mainly due to decreased shipments in both international and domestic segments driven by lower imports of consumer goods; and
•lower Revenue per RTM of 4% mainly due to the lower ancillary services including container storage compared to significant higher ancillary services in 2022 resulting from customer supply chain challenges, partly offset by freight rate increases, the positive translation impact of a weaker Canadian dollar and higher fuel surcharge revenues.

40 CN | 2023 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Automotive

	Three months ended June 30				Six months ended June 30
	2023	2022	% Change	% Change at constant currency	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$235	$208	13%	9%	$450	$373	21%	16%
RTMs (millions)	789	772	2%	2%	1,462	1,410	4%	4%
Revenue/RTM (cents)	29.78	26.94	11%	7%	30.78	26.45	16%	11%
Carloads (thousands)	59	55	7%	7%	113	103	10%	10%

Automotive revenues increased by $27 million, or 13%, in the second quarter of 2023 when compared to the same period in 2022. The increase was mainly due to:
•higher Revenue per RTM of 11% mainly due to freight rate increase and the positive translation impact of a weaker Canadian dollar, partly offset by lower fuel surcharge revenues; and
•higher RTMs of 2% due to higher volumes of finished vehicles.

Automotive revenues increased by $77 million, or 21%, in the first half of 2023 when compared to the same period in 2022. The increase was mainly due to:
•higher Revenue per RTM of 16% mainly due to freight rate increase, the positive translation impact of a weaker Canadian dollar, a decrease in average length of haul mainly due to lower imports and higher fuel surcharge revenues; and
•higher RTMs of 4% mainly due to higher volumes of finished vehicles.

RTMs increased less than Carloads in the second quarter of 2023, when compared to the same period in 2022, mainly due to more shipments of import finished vehicles, which has a lower tons per car. RTMs increased less than Carloads in the first half of 2023, when compared to the same period in 2022, mainly due to more shipments of import finished vehicles, which has a lower tons per car and more shipments of domestic vehicles, which has a shorter length of haul.

Other revenues

	Three months ended June 30				Six months ended June 30
	2023	2022	% Change	% Change at constant currency	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$163	$149	9%	5%	$257	$249	3%	—%

Other revenues increased by $14 million, or 9%, in the second quarter and $8 million, or 3%, in the first half of 2023 when compared to the same periods in 2022, mainly due to higher vessel and dock revenues from iron ore supply chain and increased automotive logistics revenues.

CN | 2023 Quarterly Review – Second Quarter 41

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating expenses

Operating expenses for the second quarter of 2023 were $2,457 million compared to $2,575 million for the same period in 2022. Operating expenses for the first half of 2023 were $5,108 million compared to $5,056 million in the same period in 2022. The decrease of $118 million, or 5%, in the second quarter was mainly due to lower fuel prices; partly offset by higher labor and fringe benefits expense mainly driven by higher average headcount and general wage increases and the negative translation impact of a weaker Canadian dollar. The increase of $52 million, or 1%, in the first half of 2023 was mainly due to the negative translation impact of a weaker Canadian dollar, higher labor and fringe benefits expense mainly driven by higher average headcount and general wage increases, higher purchased services and material expense; partly offset by lower fuel prices.

The following table provides the components of total operating expenses for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30				Six months ended June 30
In millions, unless otherwise indicated	2023	2022	% Change	% Change at constant currency (1)	2023	2022	% Change	% Change at constant currency (1)
Labor and fringe benefits	$747	$681	(10%)	(8%)	$1,559	$1,434	(9%)	(6%)
Purchased services and material	571	557	(3%)	(1%)	1,164	1,095	(6%)	(4%)
Fuel	485	672	28%	31%	1,042	1,197	13%	18%
Depreciation and amortization	449	423	(6%)	(4%)	897	843	(6%)	(4%)
Equipment rents	83	87	5%	8%	173	182	5%	9%
Casualty and other	122	155	21%	24%	273	305	10%	14%
Total operating expenses	$2,457	$2,575	5%	7%	$5,108	$5,056	(1%)	2%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Constant currency for an explanation of this non-GAAP measure.

Labor and fringe benefits
Labor and fringe benefits expense increased by $66 million, or 10%, in the second quarter and $125 million, or 9%, in the first half of 2023 when compared to the same periods in 2022, mainly due to higher average headcount, general wage increases and the negative translation impact of a weaker Canadian dollar; partly offset by lower pension expense.

Purchased services and material
Purchased services and material expense increased by $14 million, or 3%, in the second quarter and $69 million, or 6%, in the first half of 2023 when compared to the same periods in 2022, mainly due to higher contracted services, repairs and maintenance costs and the negative translation impact of a weaker Canadian dollar; partly offset by lower freight forwarding expense. In addition, the increase in the first half was also due to higher material costs.

Fuel
Fuel expense decreased by $187 million, or 28%, in the second quarter and $155 million, or 13%, in the first half of 2023 when compared to the same periods in 2022, mainly due lower fuel prices and lower volumes; partly offset by lower fuel efficiency and the negative translation impact of a weaker Canadian dollar.

Depreciation and amortization
Depreciation and amortization expense increased by $26 million, or 6% in the second quarter and $54 million, or 6%, in the first half of 2023 when compared to the same periods in 2022, mainly due to a higher depreciable asset base and the negative translation impact of a weaker Canadian dollar.

Equipment rents
Equipment rents expense decreased by $4 million, or 5%, in the second quarter and $9 million, or 5% in the first half of 2023 when compared to the same periods in 2022, mainly due to lower car hire expense; partly offset by the negative translation impact of a weaker Canadian dollar. In addition, the decrease in the first half of 2023 was also due to higher locomotive horsepower-hour income.

42 CN | 2023 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Casualty and other
Casualty and other expense decreased by $33 million, or 21%, in the second quarter and $32 million, or 10%, in the first half of 2023 when compared to the same periods in 2022, mainly due to advisory fees related to shareholder matters of $12 million in the second quarter of 2022 and $22 million in the first half of 2022, lower incident costs and lower legal provisions; partly offset by the negative translation impact of a weaker Canadian dollar.

Other income and expenses
Interest expense
Interest expense was $173 million and $338 million for the three and six months ended June 30, 2023 respectively, compared to $128 million and $254 million, respectively, for the same periods in 2022. The increase of $45 million and $84 million, respectively, were mainly due to the higher average level of debt, the negative translation impact of a weaker Canadian dollar and higher average interest rates.

Other components of net periodic benefit income
Other components of net periodic benefit income were $120 million and $239 million for the three and six months ended June 30, 2023, respectively, compared to $124 million and $249 million, respectively, for the same periods in 2022. The decrease of $4 million and $10 million, respectively, were mainly due to higher interest cost; partly offset by lower amortization of net actuarial loss and higher expected return on assets. These effects primarily resulted from changes to discount rates, lower actual returns compared to expected returns, as well as an increase to the Company’s expected long-term rate of return assumption in 2023.

Other income (loss)
Other income was $1 million and $2 million for the three and six months ended June 30, 2023, compared to other loss of $10 million and $24 million, respectively, for the same periods in 2022. The increase of $11 million and $26 million, respectively, were mainly due to the decrease in the fair value of an equity investment in autonomous driving technology in the second quarter and first half of 2022.

Income tax expense
Income tax expense was $381 million and $778 million for the three and six months ended June 30, 2023, respectively, compared to $430 million and $724 million, respectively, for the same periods in 2022. The effective tax rates for the three and six months ended June 30, 2023 were 24.6% compared to 24.5% and 24.4%, respectively, for the same periods in 2022.

Summary of quarterly financial data

	2023		2022				2021
	Quarters		Quarters				Quarters
In millions, except per share data	Second	First	Fourth	Third	Second	First	Fourth	Third
Revenues	$4,057	$4,313	$4,542	$4,513	$4,344	$3,708	$3,753	$3,591
Operating income (1)	$1,600	$1,662	$1,912	$1,932	$1,769	$1,227	$1,566	$1,341
Dividends per share	$0.7900	$0.7900	$0.7325	$0.7325	$0.7325	$0.7325	$0.6150	$0.6150
Financial measures impacted by change in accounting policy
Net income (1)(2)	$1,167	$1,220	$1,420	$1,455	$1,325	$918	$1,201	$1,686
Net income as previously reported (1)	N/A	N/A	N/A	N/A	N/A	N/A	$1,199	$1,685
Basic earnings per share (2)	$1.76	$1.83	$2.10	$2.13	$1.92	$1.31	$1.70	$2.38
Basic earnings per share as previously reported	N/A	N/A	N/A	N/A	N/A	N/A	$1.70	$2.38
Diluted earnings per share (1)(2)	$1.76	$1.82	$2.10	$2.13	$1.92	$1.31	$1.70	$2.37
Diluted earnings per share as previously reported (1)	N/A	N/A	N/A	N/A	N/A	N/A	$1.69	$2.37
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Adjusted performance measures as well as the Company's 2022 Annual MD&A for additional information on these items.
(2)See Note 2 – Change in accounting policy to the Company's 2022 Annual Consolidated Financial Statements for additional information.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2022 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel

CN | 2023 Quarterly Review – Second Quarter 43

MANAGEMENT'S DISCUSSION AND ANALYSIS
prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2022 Annual MD&A. There were no significant changes during the first half of 2023, except as noted below.

As at June 30, 2023 and December 31, 2022, the Company had Cash and cash equivalents of $539 million and $328 million, respectively; Restricted cash and cash equivalents of $451 million and $506 million, respectively; and a working capital deficit of $235 million and $625 million, respectively. (1) There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.

The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

(1)The Company defines working capital as current assets of $3,266 million (December 31, 2022 - $3,217 million) less current liabilities of $3,501 million (December 31, 2022 - $3,842 million).

Available financing sources
For details on the Company's available financing sources, see section entitled Liquidity and capital resources to the Company's 2022 Annual MD&A as well as Note 6 – Financing activities to the Company's June 30, 2023 Interim Consolidated Financial Statements.

Shelf prospectus and registration statement
As at June 30, 2023, the remaining capacity of the shelf prospectus and registration statement, filed on May 4, 2022, was $2.3 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facilities
On March 17, 2023, the Company's revolving credit facility agreements were amended to extend their respective tenors by one additional year each. The unsecured credit facility of $2.5 billion consists of two tranches of $1.25 billion now maturing on March 31, 2026 and March 31, 2028. The unsecured credit facility of $1.0 billion is now maturing on March 17, 2025. The credit facilities were also amended to include fallback language that addresses the cessation of Canadian Dollar Offered Rate (CDOR) and adoption of Canadian Overnight Repo Rate Average (CORRA).

As at June 30, 2023 and December 31, 2022, the Company had no outstanding borrowings under these revolving credit facilities.

Equipment loans
On March 31, 2023, the Company amended its non-revolving term loan facility to transition from LIBOR to SOFR. The facility will now bear interest at SOFR and CDOR plus a margin for U.S. dollar denominated and Canadian dollar denominated borrowings, respectively. The facility now includes fallback language that addresses the cessation of CDOR and adoption of CORRA.

As at June 30, 2023 and December 31, 2022, the Company had outstanding borrowings of US$526 million ($697 million) and US$542 million ($734 million), respectively.

44 CN | 2023 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
On March 31, 2023, the Company entered into new loan supplements to the existing agreement for an additional principal amount of US$304 million, which is available to be drawn through March 31, 2024. Term loans made under these loan supplements have a tenor of 15 years, bear interest at SOFR and CDOR plus a margin, are repayable in equal quarterly installments and are secured by rolling stock. As at June 30, 2023, the Company had no outstanding borrowings under this loan supplement.

Commercial paper
As at June 30, 2023 and December 31, 2022, the Company had total commercial paper borrowings of US$801 million ($1,061 million) and US$594 million ($805 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Bilateral letter of credit facilities
On March 17, 2023, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2026.

As at June 30, 2023, the Company had outstanding letters of credit of $338 million ($396 million as at December 31, 2022) under the committed facilities from a total available amount of $360 million ($470 million as at December 31, 2022) and $152 million ($100 million as at December 31, 2022) under the uncommitted facilities.

As at June 30, 2023, included in Restricted cash and cash equivalents was $341 million ($397 million as at December 31, 2022) and $100 million ($100 million as at December 31, 2022) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively, and $10 million held in escrow as at June 30, 2023 ($9 million as at December 31, 2022).

Credit ratings
The Company's ability to access funding in the debt capital markets and the cost and amount of funding available depends in part on its credit ratings. Rating downgrades could limit the Company's access to the capital markets, or increase its borrowing costs.

In the second quarter the rating agencies took the following actions:
•DBRS maintained the outlook at stable and confirmed CN's long-term and short-term ratings at current levels at A and R-1 (low).
•Moody's Investors Service changed their outlook from negative to stable and confirmed the long-term and short-term debt ratings at A2 and P-1 respectively.
•Standard & Poor's changed their outlook from negative to stable and downgraded the long-term debt rating from A to A- and the commercial paper rating from A-1 to A-2.

The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A.

	Outlook	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	Stable	A	R-1 (low)
Moody's Investors Service	Stable	A2	P-1
Standard & Poor's	Stable	A-	A-2
(1)These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

CN | 2023 Quarterly Review – Second Quarter 45

MANAGEMENT'S DISCUSSION AND ANALYSIS
Cash flows
The following table provides the cash flows for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30			Six months ended June 30
In millions	2023	2022	Variance	2023	2022	Variance
Net cash provided by operating activities	$1,985	$1,713	$272	$3,040	$2,283	$757
Net cash used in investing activities	(885)	(716)	(169)	(1,347)	(817)	(530)
Net cash used in financing activities	(1,045)	(1,023)	(22)	(1,535)	(1,788)	253
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	(2)	1	(3)	(2)	1	(3)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	53	(25)	78	156	(321)	477
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	937	1,045	(108)	834	1,341	(507)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$990	$1,020	$(30)	$990	$1,020	$(30)

Free cash flow
Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three and six months ended June 30, 2023 and 2022, to the non-GAAP free cash flow presented herein:

	Three months ended June 30		Six months ended June 30
In millions	2023	2022	2023	2022
Net cash provided by operating activities	$1,985	$1,713	$3,040	$2,283
Net cash used in investing activities	(885)	(716)	(1,347)	(817)
Net cash provided before financing activities	1,100	997	1,693	1,466
Adjustment:
Cash income taxes for merger transaction-related payments and cash receipts (1)	—	—	—	102
Free cash flow	$1,100	$997	$1,693	$1,568
(1)Relates to income tax payments of $102 million for KCS merger transaction-related payments and cash receipts. See Note 4 – Acquisition to the Company's 2022 Annual Consolidated Financial Statements for additional information.

Operating activities
Net cash provided by operating activities increased by $272 million in the second quarter of 2023 and by $757 million in the first half of 2023 when compared to the same periods in 2022. The increase in the second quarter of 2023 was mainly due to favorable changes in working capital items including lower income tax installment payments partly offset by lower Net income. The increase in the first half of 2023 was mainly due to favorable changes in working capital items and higher Net income.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.

Additional information relating to the pension plans is provided in Note 18 – Pensions and other postretirement benefits to the Company's 2022 Annual Consolidated Financial Statements and the section entitled Liquidity and capital resources of the Company's 2022 Annual MD&A.

46 CN | 2023 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2022 indicated a funding excess on a going concern basis of approximately $4.4 billion and a funding excess on a solvency basis of approximately $1.6 billion calculated using the three-year average of the plans' hypothetical wind-up ratio.

Pension contributions for the six months ended June 30, 2023 and 2022 were $26 million and $45 million, respectively. The contributions for the six months ended June 30, 2022 primarily represent contributions to the CN Pension Plan for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. For the six months ended June 30, 2023, based on the results of the December 31, 2022 funding valuations, the CN Pension Plan remained fully funded and at a level such that the Company continues to be prohibited from making contributions to the CN Pension Plan. For all of 2023, the Company expects to make total cash contributions of approximately $50 million for all of the Company's pension plans.

Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.

Income tax payments
Net income tax payments for the six months ended June 30, 2023 and 2022 were $708 million and $690 million, respectively. The increase was mostly due to higher required installment payments in Canada. For 2023, the Company's net income tax payments are now expected to be approximately $1.35 billion.

Investing activities
Net cash used in investing activities increased by $169 million in the second quarter of 2023 and by $530 million in the first half of 2023 when compared to the same periods in 2022, mainly due to higher property additions. In addition, the increase in the first half of 2023 was also due to proceeds of $273 million received in 2022 from the sale of non-core lines.

Property additions
The following table provides the property additions for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30		Six months ended June 30
In millions	2023	2022	2023	2022
Track and roadway	$566	$454	$793	$646
Rolling stock	197	159	308	240
Buildings	16	13	28	20
Information technology	69	67	132	131
Other	27	14	75	49
Property additions	$875	$707	$1,336	$1,086

2023 Capital expenditure program
In 2023, the Company will continue to invest in its capital program to improve the safety, efficiency and integrity of its network. These investments will enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities as required.

Financing activities
Net cash used in financing activities increased by $22 million in the second quarter of 2023 and decreased by $253 million in the first half of 2023 when compared to the same periods in 2022. The increase in the second quarter was due to higher net repayments of debt including commercial paper partly offset by lower repurchases of common shares. The decrease in the first half was primarily driven by lower repurchases of common shares and higher net issuance of debt including commercial paper.

CN | 2023 Quarterly Review – Second Quarter 47

MANAGEMENT'S DISCUSSION AND ANALYSIS
Debt financing activities
Debt financing activities in the first half of 2023 included the following:
•On May 10, 2023, issuance of $550 million 4.15% Notes due 2030, $400 million 4.40% Notes due 2033 and $800 million 4.70% Notes due 2053 in the Canadian capital markets, which resulted in total net proceeds of $1,730 million;
•On May 15, 2023, repayment of US$150 million ($203 million) 7.63% Notes due 2023 upon maturity; and
•Net repayment of commercial paper of $989 million in the second quarter and net issuance of $239 million in the first half.

Debt financing activities in the first half of 2022 included the following:
•Net issuance of commercial paper of $686 million in the second quarter and $1,706 in the first half.

Additional information relating to the Company's outstanding debt securities is provided in Note 16 – Debt to the Company's 2022 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 32.0 million common shares between February 1, 2023 and January 31, 2024. As at June 30, 2023, the Company had repurchased 11.6 million common shares for $1,833 million under its current NCIB.

The Company repurchased 31.9 million common shares under its previous NCIB effective between February 1, 2022 and January 31, 2023, which allowed for the repurchase of up to 42.0 million common shares.

The following table provides the information related to the share repurchases for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2023	2022	2023	2022
Number of common shares repurchased	6.6	7.8	14.1	16.0
Weighted-average price per share (1)	$158.67	$149.16	$159.33	$153.95
Amount of repurchase (1)(2)	$1,043	$1,173	$2,242	$2,466
(1)Includes brokerage fees.
(2)Includes settlements in subsequent periods.

Dividends paid
The Company paid quarterly dividends of $0.7900 per share amounting to $521 million and $1,047 million in the second quarter and first half of 2023 compared to $504 million and $1,013 million, at the quarterly rate of $0.7325 per share for the same periods in 2022.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at June 30, 2023:

							2028 & thereafter
In millions	Total	2023	2024	2025	2026	2027
Debt obligations (1)	$16,929	$1,083	$495	$384	$698	$35	$14,234
Interest on debt obligations	12,200	345	689	672	651	640	9,203
Finance lease obligations	10	1	2	2	4	1	—
Operating lease obligations (2)	443	68	113	93	57	33	79
Purchase obligations (3)	2,218	1,655	236	120	26	7	174
Other long-term liabilities (4)	552	51	45	43	27	23	363
Total contractual obligations	$32,352	$3,203	$1,580	$1,314	$1,463	$739	$24,053
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes $70 million related to renewal options reasonably certain to be exercised and $33 million of imputed interest.
(3)Includes fixed and variable commitments for locomotives, information technology services and licenses, railroad cars, engineering services, wheels, rail, rail ties as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(4)Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

48 CN | 2023 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended June 30, 2023 and 2022, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2023	2022
Debt		$16,938	$14,372
Adjustments:
Operating lease liabilities, including current portion (1)		410	419
Pension plans in deficiency (2)		350	443
Adjusted debt		$17,698	$15,234
Net income		$5,262	$5,130
Interest expense		632	576
Income tax expense		1,699	1,512
Depreciation and amortization		1,783	1,631
Operating lease cost (3)		147	135
Other components of net periodic benefit income		(488)	(459)
Other loss		1	30
Adjustments:
Workforce reduction program (4)		—	39
Advisory fees related to shareholder matters (5)		—	42
Transaction-related costs (6)		—	84
Merger termination fee (6)		—	(886)
Adjusted EBITDA		$9,036	$7,834
Adjusted debt-to-adjusted EBITDA multiple (times)		1.96	1.94
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to employee termination benefits and severance costs related to a workforce reduction program. See the section entitled Adjusted performance measures of the Company's 2022 Annual MD&A for additional information.
(5)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income. See the section entitled Adjusted performance measures of the Company's 2022 Annual MD&A for additional information.
(6)Relates to the terminated CN Merger Agreement. See Note 4 – Acquisition to the Company's 2022 Annual Consolidated Financial Statements and the section entitled Adjusted performance measures of the Company's 2022 Annual MD&A for additional information.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

CN | 2023 Quarterly Review – Second Quarter 49

MANAGEMENT'S DISCUSSION AND ANALYSIS
Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at June 30, 2023, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 9 – Major commitments and contingencies to the Company's June 30, 2023 Interim Consolidated Financial Statements.

Outstanding share data

As at July 25, 2023, the Company had 655.6 million common shares and 3.5 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2022 Annual MD&A.

Derivative financial instruments
Foreign currency risk
As at June 30, 2023, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$732 million (US$1,311 million as at December 31, 2022). These outstanding contracts are at a weighted-average exchange rate of $1.34 per US$1.00 ($1.33 per US$1.00 as at December 31, 2022) with exchange rates ranging from $1.33 to $1.37 per US$1.00 ($1.29 to $1.37 per US$1.00 as at December 31, 2022). The weighted-average term of the contracts is 142 days (157 days as at December 31, 2022) with terms ranging from 28 days to 290 days (29 days to 300 days as at December 31, 2022). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income (loss) in the Consolidated Statements of Income as they occur.

For the three and six months ended June 30, 2023, the Company recorded losses of $33 million and $27 million, respectively, related to foreign exchange forward contracts compared to gains of $60 million and $36 million, respectively, for the same periods in 2022.

As at June 30, 2023, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $15 million, respectively ($33 million and $4 million, respectively, as at December 31, 2022).

Interest rate risk
As at June 30, 2023, the aggregate notional amount of treasury lock agreements entered into was US$450 million to hedge US Treasury benchmark rates related to an expected debt issuance in 2023. The treasury locks are designated as cash flow hedging instruments. The cumulative gains or losses of the treasury locks are recorded in Accumulated other comprehensive loss in derivative instruments. The treasury locks will be settled in 2023 upon the issuance of debt at which point the cumulative gains or losses recorded in Accumulated other comprehensive loss will be amortized in earnings as a reduction or increase of interest expense over the term of the corresponding debt.

As at June 30, 2023, the fair value of outstanding treasury lock agreements included in Other current assets and Accounts payable and other was $18 million and $nil respectively ($nil and $nil, respectively, as at December 31, 2022).

50 CN | 2023 Quarterly Review – Second Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Fair value of financial instruments
As at June 30, 2023, the Company's debt, excluding finance leases, had a carrying amount of 16,929 million ($15,419 million as at December 31, 2022) and a fair value of 15,846 million ($14,137 million as at December 31, 2022). The carrying amount of debt excluding finance leases exceeded the fair value due to market rates being higher than the stated coupon rates.

Additional information relating to financial instruments is provided in Note 10 – Financial instruments to the Company's June 30, 2023 Interim Consolidated Financial Statements.

Recent accounting pronouncements

The following Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have been adopted by the Company:

ASU 2020-04 and ASU 2022-06 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
On March 31, 2023, the Company amended the non-revolving credit facility to transition to Secured Overnight Financing Rates (SOFR) succeeding London Interbank Offered Rates (LIBOR) (see Note 6 – Financing activities to the Company's June 30, 2023 Interim Consolidated Financial Statements). The Company was eligible and has elected to use the optional expedient provided by the ASU which allowed the amendment to be accounted for as a non substantial modification of an existing debt. As a result, the amendment did not have a significant impact to the Company's Interim Consolidated Financial Statements and related disclosures.

Additional information relating to the facilitation of the effects of reference rate reform on financial reporting and related amendments is provided in Note 3 – Recent accounting pronouncements to the Company's 2022 Annual Consolidated Financial Statements and the section entitled Recent accounting pronouncements of the Company's 2022 Annual MD&A.

Other recently issued ASUs required to be applied on or after June 30, 2023 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2022 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first half of 2023.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

CN | 2023 Quarterly Review – Second Quarter 51

MANAGEMENT'S DISCUSSION AND ANALYSIS
Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.

Reference is made to the section entitled Business risks of the Company's 2022 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other legal claims, Labor negotiations, Regulation, Pandemic risk, Economic conditions, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs and supply disruptions, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather and Climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management, or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2023, have concluded that the Company's disclosure controls and procedures were effective.

During the second quarter ended June 30, 2023, there were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

52 CN | 2023 Quarterly Review – Second Quarter